Exhibit 99.2
Blue Pearl Mining Ltd.
Consolidated Financial Statements
December 31, 2006

Management’s Responsibility for Financial Reporting
The accompanying consolidated financial statements have been prepared by management and are in accordance with Canadian generally accepted accounting principles. Other information contained in this document has also been prepared by management and is consistent with the data contained in the consolidated financial statements. A system of internal control is maintained by management to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable.
The board of directors approves the financial statements and ensures that management discharges its financial responsibilities. The board’s review is accomplished principally through the audit committee, which is comprised of non-executive directors. The audit committee meets periodically with management and the auditors to review financial reporting and control matters.
The consolidated financial statements have been audited by PricewaterhouseCoopers LLP on behalf of the shareholders and their report follows.

(signed) Kevin Loughrey	(signed) Derek Price

Kevin Loughrey	Derek Price
President and Chief Executive Officer	Vice President Finance and Chief Financial Officer

March 26, 2007

PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Auditors’ Report	Telephone +1 604 806 7000 Facsimile +1 604 806 7806
To the Shareholders of Blue Pearl Mining Ltd.
We have audited the consolidated balance sheet of Blue Pearl Mining Ltd. as at December 31, 2006 and the consolidated statements of operations and deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.
The financial statements as at December 31, 2005, and for the year then ended, were audited by predecessor auditors who expressed an opinion without reservation on those statements in their report dated February 27, 2006, except for Note 13 which was at March 17, 2006.
(signed) PricewaterhouseCoopers LLP
Chartered Accountants
Vancouver, British Columbia
March 26, 2007
PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

BLUE PEARL MINING LTD.
Consolidated Balance Sheets
December 31, 2006 and 2005
(US dollars in thousands)

	Note	2006	2005

Assets
Current assets
Cash and cash equivalents		$98,059	$6,915
Accounts receivable		84,476	272
Product inventory		131,269	—
Material and supplies inventory		25,498	—
Prepaid expenses		3,015	20
Income taxes recoverable	6	1,195	—
Future income and mining taxes	6	468	—

		343,980	7,207
Property, plant and equipment	5	480,187	1,159
Reclamation deposits	17	23,005	—
Restricted cash	8	8,081	31
Deferred finance fees		13,267	—
Future income and mining taxes	6	20,902	—
Goodwill	4	46,322	—

		$935,744	$8,397

Liabilities
Current liabilities
Accounts payable and accrued liabilities		$38,794	$1,348
Income taxes payable	6	30,602	—
Current portion of long-term debt	7	77,284	—
Future income and mining taxes	6	17,237	—

		163,917	1,348
Long-term debt	7	333,789	—
Asset retirement obligations	17	25,992	193
Sales contract liability	9	11,421	—
Severance and retention	8	8,008	—
Future income and mining taxes	6	168,566	—

		711,693	1,541

Shareholders’ Equity
Common shares	10	210,857	11,867
Warrants	10	35,445	646
Contributed surplus	10	14,953	422
Deficit		(27,579)	(6,936)
Foreign currency translation adjustment		(9,625)	857

		224,051	6,856

		$935,744	$8,397

Commitments and Contingencies	20
Approved on behalf of the Board:

(signed)	(signed)
Kevin Loughrey	Denis Arsenault
Director	Director
See accompanying notes to consolidated financial statements.

BLUE PEARL MINING LTD.
Consolidated Statements of Loss
December 31, 2006 and 2005
(US dollars and share amounts in thousands, except per share amounts)

	Note	2006	2005

Revenues
Molybdenum sales		$147,676	$—
Tolling and calcining		3,167	—

		150,843	—

Cost of sales
Operating expenses		139,115	—
Selling and marketing		1,239	—
Depreciation and depletion		4,718	—
Accretion		27	—

		145,099	—

Income from mining operations		5,744	—

Other (income) expenses
General and administrative		4,568	1,470
Exploration and development		8,635	2,313
Interest and finance fees		9,139	—
Stock-based compensation	10	14,547	434
Interest income		(1,183)	(139)
Other	13	(1,047)	35

		34,659	4,113

Loss before income taxes		(28,915)	(4,113)

Income and mining taxes (recoverable)
Current	6	23,133	—
Future	6	(31,405)	—

		(8,272)	—

Net loss		$(20,643)	$(4,113)

Loss per share — basic and diluted		$(0.36)	$(0.13)

Weighted-average number of shares outstanding		57,688	31,879

Consolidated Statements of Deficit
December 31, 2006 and 2005
(US dollars in thousands)

		2006	2005

Balance, beginning of year		$(6,936)	$(2,823)
Net loss		(20,643)	(4,113)

Balance, end of year		$(27,579)	$(6,936)

See accompanying notes to consolidated financial statements.

BLUE PEARL MINING LTD.
Consolidated Statements of Cash Flows
December 31, 2006 and 2005
(US dollars in thousands)

	Note	2006	2005

Operating Activities
Net loss		$(20,643)	$(4,113)
Items not affecting cash:
Depreciation and depletion		4,718	—
Accretion		27	—
Amortization of finance fees		406	—
Stock-based compensation		14,547	434
Future income and mining taxes		(31,405)	—
Unrealized derivative losses		660	—
Gain on sale of marketable securities		—	(2)
Change in non cash working capital	12	107,134	958

Cash generated by (used in) operating activities		75,444	(2,723)

Investing Activities
Property, plant and equipment		(4,514)	—
Acquisitions, net of cash acquired	4	(600,428)	(874)
Restricted cash		(138)	—
Proceeds from disposition of marketable securities		—	11
Reclamation deposit		(235)	(31)

Cash used in investing activities		(605,315)	(894)

Financing Activities
Equity issues	10	233,701	9,822
Long term debt	7	401,855	—
Finance fees		(13,673)	—
Repayments of long-term debt		(367)	—

Cash generated by financing activities		621,516	9,822

Effect of exchange rate changes on cash		(501)	—

Increase in cash and cash equivalents		91,144	6,205

Cash and cash equivalents, beginning of year		6,915	710

Cash and cash equivalents, end of year		$98,059	$6,915

Supplementary cash flow information	12
See accompanying notes to consolidated financial statements.

BLUE PEARL MINING LTD.
Notes to the Consolidated Financial Statements
December 31, 2006 and 2005
(US dollars in thousands, except per share amounts)
1. Description of Business
Blue Pearl Mining Ltd. (“Blue Pearl” or “the Corporation”) is a Canadian mining company with molybdenum mines and processing facilities in Canada and the United States. In October 2006, the Corporation acquired Thompson Creek Metals Company and its subsidiaries (“Thompson Creek” or “TCMC”), a private company with producing molybdenum mines and processing facilities in Canada and the United States for $575,000 at closing plus $61,529 on subsequent collection of certain TCMC receivables. This acquisition is further described in Note 4 to these consolidated financial statements.
In 2005, Blue Pearl acquired the Davidson molybdenum property near Smithers, British Columbia at an initial cost of $874. Production is expected from the Davidson mine in 2008 and operating synergies are expected by using the newly acquired Endako facility, which is within trucking distance, to process the Davidson ore. This acquisition is further described in Note 4 to these consolidated financial statements.
2. Significant Accounting Policies
a)	Principles of Consolidation
These consolidated financial statements include the accounts of the Corporation and its subsidiaries. The principal subsidiaries of the Corporation are:
Thompson Creek Metals Company
Langeloth Metallurgical Company LLC
Thompson Creek Mining Company
Cyprus Thompson Creek Mining Company
Thompson Creek Mining Ltd.
Blue Pearl Mining Inc.
These consolidated financial statements also include the Corporation’s pro rata share of its 75% joint venture interest in the Endako Mine Joint Venture (“Endako”).
The results of operations for Thompson Creek, and the effect on the consolidated cash flows, have been included from the date of acquisition, October 26, 2006, to December 31, 2006. The financial position and results of operations for Thompson Creek include the Corporation’s proportionate share of its joint venture interest in Endako.
The accompanying consolidated financial statements have been prepared according to Canadian generally accepted accounting principles (“GAAP”). All financial figures are presented in United States dollars unless otherwise stated.
All intercompany accounts and transactions have been eliminated on consolidation.
b)	Cash and Cash Equivalents
The Corporation considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents.
c)	Accounts Receivable
Accounts receivable are carried at the lower of cost or net realizable value. The receivables are reviewed on a periodic basis to determine collectibility. Collectibility is determined on an individual customer basis

BLUE PEARL MINING LTD.
Notes to the Consolidated Financial Statements
December 31, 2006 and 2005
(US dollars in thousands, except per share amounts)
based on payment history, age of the receivable and credit worthiness of the customer. Receivables are written off as they are determined to be uncollectible.
d)	Inventories
Product inventories are carried at the lower of cost or net realizable value. Cost is the production costs for ore produced from the Corporation’s mines and the amount paid for unfinished product from third parties. Production costs include the costs of materials, direct labour, mine-site overhead and depreciation and depletion. Materials and supplies inventories are carried at the lower of cost or replacement cost.
The Corporation recorded the inventory acquired as part of the Thompson Creek acquisition at the current market price less cost to sell and an allowance for a profit margin for the selling effort.
e)	Property, Plant and Equipment
Plant and equipment are recorded at cost. The cost of normal maintenance and repairs to maintain mining equipment and processing facilities is charged to earnings as incurred.
Buildings and machinery are depreciated on a unit-of-production basis using proven and probable reserves. Mobile and other equipment are depreciated on a straight-line basis over the shorter of their estimated useful life and the life of the mine.
Mineral resource properties and mine site land are recorded at cost and are depleted on a unit-of-production basis using proven and probable reserves.
Assets under construction are recorded at cost and are not depreciated until they are brought into operational use.
The Corporation performs impairment tests on its property, plant and equipment when events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. These tests compare expected undiscounted future cash flows from these assets to their carrying value. If shortfalls exist, assets are written down to the discounted value of the future cash flows based on the Corporation’s average cost of borrowing.
Expenditures for stripping are charged to expense as incurred.
Property acquisition costs are capitalized. Exploration and development expenditures are expensed until a feasibility study has been completed that indicates the property is economically feasible.
f)	Reclamation Deposits
As part of its management of the risks related to the final reclamation of the mine sites, the Corporation maintains cash deposits whose use is restricted to the funding of reclamation costs. The reclamation deposits are required under a reclamation insurance policy that the Corporation has purchased for its Thompson Creek Mine site. For the Endako Mine, the Corporation has placed cash on deposit to fund reclamation costs required by the reclamation plan approved by the government authorities. These reclamation deposits are recorded as a non-current asset.

BLUE PEARL MINING LTD.
Notes to the Consolidated Financial Statements
December 31, 2006 and 2005
(US dollars in thousands, except per share amounts)
g)	Asset Retirement Obligations
Future obligations to retire an asset including dismantling, remediation and ongoing treatment and monitoring of the site are initially recognized and recorded as a liability at fair value based on the Corporation’s current credit adjusted risk-free discount rate and an estimate for inflation factor. The liability is adjusted for changes in the expected amounts and timing of cash flows required to discharge the liability and accreted to full value over time through periodic charges to earnings. The amount of the asset retirement liability initially recognized is capitalized as part of the asset’s carrying value and amortized over the asset’s estimated useful life. Future asset retirement obligations are only recorded when the timing or amount of remediation costs can be reasonable estimated.
h)	Revenue Recognition
The Corporation recognizes revenue from molybdenum sales upon the transfer of title of the metal to third parties and when collection is reasonably assured. The Corporation recognizes tolling revenue and calcining revenue under contractual arrangements when the services are performed.
i)	Income and Mining Taxes
The Corporation uses the liability method of accounting for income and mining taxes. Under the liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for tax losses and other deductions carried forward.
Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability is settled. A reduction in respect of the potential benefit of a future tax asset (a valuation allowance) is recorded if it is not more likely than not to be realized. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period in which the change is substantively enacted.
j)	Derivative Instruments
The Corporation, in connection with the acquisition of Thompson Creek, has acquired forward contracts by which it fixes the rates for the exchange of currency. The Corporation has also acquired an agreement under which it will be required to sell certain future molybdenum production at a price that may be less than the prevailing market price. The Corporation does not consider any of these agreements to be hedges for accounting purposes. As such, the Corporation records the fair value of these agreements in other assets or other liabilities with the changes in fair value being included in other expenses.
k)	Foreign Currency
The Corporation translates its share of its Canadian self-sustaining operations assets and liabilities at the exchange rate in effect at the balance sheet date. Revenues and expenses are translated at the average exchange rate that prevailed during the period. Translation adjustments resulting from this process are shown separately in shareholders’ equity.

BLUE PEARL MINING LTD.
Notes to the Consolidated Financial Statements
December 31, 2006 and 2005
(US dollars in thousands, except per share amounts)
l)	Use of Estimates
Management makes estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates are used for certain items such as fair values used to establish the purchase price allocation, reserve and production quantities, production costs, depletion, depreciation and amortization, mine closure and reclamation costs, impairment, asset retirement obligation assumptions, stock based compensation and the valuation of derivatives and contingencies.
m)	Goodwill
Acquisitions are accounted for using the purchase method whereby assets and liabilities acquired are recorded at their fair values as of the date of acquisition and any excess of the purchase price over such fair value is recorded as goodwill. Goodwill is identified and allocated to reporting units by preparing estimates of the fair value of each reporting unit and comparing this amount to the fair value of assets and liabilities in the reporting unit. Goodwill is not amortized. The Corporation evaluates, on at least an annual basis, the carrying amount of goodwill to determine whether current events or changes in circumstances indicate that such carrying amount may no longer be recoverable. To accomplish this, the Corporation compares the fair value of its reporting units to their carrying amounts. If the carrying value of a reporting unit exceeds its fair value, the Corporation compares the implied fair value of the reporting unit’s goodwill to its carrying amount, and any excess of the carrying value over the fair value is charged to operations. Assumptions underlying fair value estimates are subject to significant risks and uncertainties.
n)	Loss per Share
Basic loss per share is calculated by dividing the loss for the year by the weighted average number of common shares outstanding during the year. In years in which a loss is incurred the effect of potential issuances of shares under options and warrants would be anti-dilutive and therefore basic and diluted losses per share are the same. Had the Corporation been required to present diluted earnings per share, this amount would be calculated by dividing the earnings for the year by the weighted average number of common shares outstanding plus the number of additional common shares that would have been outstanding had the potential dilutive common shares been issued using the treasury stock method.
o)	Stock-based Compensation
The Corporation accounts for all stock based compensation using the fair value method. Under this method, compensation costs related to options granted are measured at fair value on the date granted using a Black-Scholes model and expensed according to the vesting provisions. Any consideration paid upon exercise of the options is credited to share capital.
p)	Flow-through Shares
The Corporation financed a portion of its exploration and development costs through the issuance of flow-through shares. Under the terms of these share issues, the tax attributes of the related expenditures are renounced to the shareholders. The tax benefits foregone are considered to be share issue costs and are included as a reduction of common shares with a corresponding increase to future income tax liabilities.

BLUE PEARL MINING LTD.
Notes to the Consolidated Financial Statements
December 31, 2006 and 2005
(US dollars in thousands, except per share amounts)
q)	Comparative Figures
Certain amounts in the consolidated financial statements have been reclassified to conform to the current year’s presentation.
r)	Recently Issued Accounting Pronouncements
Mine Stripping Costs
In March 2006, the Canadian Institute of Chartered Accountants (“CICA”) issued EIC 160, Stripping Costs Incurred in the Production Phase of a Mining Operation. The EIC clarifies that stripping costs should be accounted for according to the benefit received by the entity. Generally, stripping costs should be accounted for as variable production costs that should be included in the costs of the inventory produced (that is, extracted) during the period that stripping costs are incurred. However, stripping costs should be capitalized if the stripping activity can be shown to represent a betterment to the mineral property. Capitalized stripping costs should be amortized in a rational and systematic manner over the reserves that directly benefit from the specific stripping activity. The Corporation will be applying this standard prospectively beginning January 1, 2007 as allowed under the standard.
On January 27, 2005, the CICA issued three new accounting standards: Handbook Section 1530, Comprehensive Income, Handbook Section 3855, Financial Instruments — Recognition and Measurement, and Handbook Section 3865, Hedges. The Corporation will adopt these standards effective January 1, 2007. The Corporation has not made a final determination of the potential impact of applying these new standards.
Comprehensive Income
As a result of adopting this standard, a new category, Other Comprehensive Income, will be added to shareholders’ equity. Major components for this category will include unrealized gains and losses on financial assets classified as available-for-sale, unrealized foreign currency translation amounts, net of hedging, arising from self-sustaining foreign operations, and changes in the fair value of the effective portion of cash flow hedging instruments.
Financial Instruments — Recognition and Measurement
Under this new standard, all financial instruments will be classified as one of the following: held-to-maturity investments, loans and receivables, held-for-trading or available-for-sale. Financial assets and liabilities held-for-trading will be measured at fair value with gains and losses recognized in net income. Financial assets held-to-maturity, loans and receivables, and financial liabilities other than those held-for-trading, will be measured at amortized cost. Available-for-sale instruments will be measured at fair value with unrealized gains and losses recognized in other comprehensive income. The standard also permits the designation of any financial instrument as held-for-trading upon initial recognition.
Hedges
This new standard specifies the criteria under which hedge accounting can be applied and how hedge accounting can be executed for each of the permitted hedging strategies: fair-value hedges, cash-flow hedges and hedges of a foreign currency exposure of a net investment in a self-sustaining foreign operation.

BLUE PEARL MINING LTD.
Notes to the Consolidated Financial Statements
December 31, 2006 and 2005
(US dollars in thousands, except per share amounts)
3. Change in Reporting Currency
In connection with the acquisition of Thompson Creek, the Corporation changed its reporting currency from Canadian dollars to US dollars, effective October 26, 2006. From the date of the acquisition of Thompson Creek, substantially all of the Corporation’s revenues will be denominated in US dollars.
The comparative balance sheet has been translated into US dollars at the rate in effect at December 31, 2005. The statement of loss has been translated using an average rate for the year. Shareholders’ equity has been translated using the historic exchange rates in effect at the time of the transactions.
4. Acquisitions
Thompson Creek Metals Company
On October 26, 2006, the Corporation acquired Thompson Creek, a private company with producing molybdenum mines and processing facilities in Canada and the United States. On closing, the Corporation paid $575,000 in cash for all of the outstanding shares of Thompson Creek. Subsequent to the close date, the Corporation paid an additional $61,529 to the former shareholders of Thompson Creek related to the acquired accounts receivable pursuant to the acquisition agreement.
The Corporation is also responsible for a contingent payment to the former shareholders of Thompson Creek that is based on the average price of molybdenum in each of 2007, 2008 and 2009. If the average price of molybdenum is between $15 and $25 per pound for 2007, the Corporation will be required to make a contingent payment of between $50,000 and $100,000 in early 2008. A similar calculation is made for 2008 regarding a contingent payment to be made in early 2009. However, this payment is reduced by the amount of the first payment. The total of the two payments cannot exceed $100,000. If the average price of molybdenum exceeds $15 per pound in 2009, then the Corporation will be required to make a final contingent payment of $25,000 in early 2010.
The purchase price, together with closing costs of approximately $179, has been financed through:
a) On the date of the close, the Corporation issued debt as follows:
i. $340,000 variable rate first lien senior secured amortizing term loan bearing interest at LIBOR plus 475 basis points. This loan matures on October 26, 2012.
ii. $22,500 variable rate first lien senior secured revolving line of credit bearing interest at LIBOR plus 475 basis points. This line of credit matures on October 26, 2011.
iii. $61,855 second lien senior secured term loan bearing interest at LIBOR plus 1,000 basis points. This loan matures on April 26, 2013. This loan does not amortize. As described in Note 21, this loan was repaid in full in March 2007.
b) On October 26, 2006, the Corporation issued 41,860,000 shares of common stock and 20,930,000 warrants for net proceeds of $191,877 after underwriting fees and other issuing costs. Each whole common share purchase warrant entitles the holder to purchase one common share at Cdn$9.00 per share until October 23, 2011.

BLUE PEARL MINING LTD.
Notes to the Consolidated Financial Statements
December 31, 2006 and 2005
(US dollars in thousands, except per share amounts)
c) On the closing date, a former shareholder of Thompson Creek purchased, through a private placement, 7,227,182 shares of common stock and 3,613,591 warrants for proceeds of $35,352. Each warrant entitles the holder to purchase one common share at Cdn$9.00 per share until October 23, 2011.
The Corporation has consolidated the results of operations from the acquisition date forward. The Corporation has accounted for this acquisition as a purchase business combination with the Corporation as the acquirer. The purchase price has been allocated on a preliminary basis to the assets acquired and liabilities assumed based on the estimated fair values on the acquisition date. Estimated fair values will be based on independent appraisals, discounted cash flows, quoted market prices and estimates made by management. To the extent that the purchase price exceeds the fair value of the net identifiable tangible and intangible assets, the Corporation has recorded goodwill. The final fair-value estimate could be materially different from that currently being used. Management is continuing to assess the estimated fair value for certain assets and liabilities acquired including property, plant and equipment, inventories, asset retirement obligations, future income taxes and intangible assets, the valuations of which are less advanced due to the inherent complexities associated with their valuations.

Preliminary Purchase Price Allocation
Assets
Cash and cash equivalents	$36,280
Property, plant and equipment	490,032
Product inventory	195,883
Material and supplies inventory	26,503
Accounts receivable	83,733
Reclamation deposits	22,727
Restricted cash	7,578
Other assets	3,851
Goodwill	46,989

913,576

Liabilities
Accounts payable and accrued liabilities	25,927
Long term debt	9,585
Asset retirement obligation	25,651
Future tax liability	197,119
Sales contract liability	11,175
Other liabilities	7,411

276,868

Net assets acquired	$636,708

Purchase price payment
Paid on closing	$575,000
Paid subsequent to closing	61,529
Costs	179

$636,708

BLUE PEARL MINING LTD.
Notes to the Consolidated Financial Statements
December 31, 2006 and 2005
(US dollars in thousands, except per share amounts)
Davidson Project
In April 2005, the Corporation acquired 100% interest in the Davidson Project, a molybdenum deposit, for $846 in cash and other transaction costs of $28. In addition to the initial payment, the Corporation will be required to make annual advance royalty payments to the former owners that will range from $90 to $445 per year depending on the world price of molybdenum, and a 2.75% net smelter royalty on future production.
5. Property, Plant and Equipment

	2006	2005

Mining properties and land	$255,751	$—
Mining equipment	128,468	—
Processing facilities	104,713	—
Development properties	1,553	1,137
Other	98	31

	490,583	1,168
Less accumulated depreciation and depletion	(10,396)	(9)

	$480,187	$1,159

6. Income and Mining Taxes

	2006	2005

Current income and mining taxes	$23,133	$—
Future income and mining taxes (recoverable)	(31,405)	—

	$(8,272)	$—

Income and mining taxes differ from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings before income taxes. The differences result from the following items:

	2006	2005

Loss before income taxes	$(28,915)	$(4,113)
Combined Canadian federal and provincial income tax rates	34.12%	36.12%
Income and mining taxes (recoverable) based on above rates	(9,866)	(1,485)
Increase (decrease) to income taxes due to:
Difference in statutory tax rates on earnings of foreign operations	(977)	—
Provincial and state mining taxes	997	—
Non-deductible expenses	3,026	154
Resource allowance	(678)	—
Depletion allowance	(5,824)	—
Change in valuation allowance	2,528	1,331
Other	2,522	—

Income and mining taxes (recoverable)	$(8,272)	$—

BLUE PEARL MINING LTD.
Notes to the Consolidated Financial Statements
December 31, 2006 and 2005
(US dollars in thousands, except per share amounts)
Future Income and Mining Taxes
Future income and mining taxes arise from temporary differences in the recognition of income and expenses for financial reporting and tax purposes. The significant components of future tax assets and liabilities at December 31 are as follows:

	2006	2005
Future income and mining tax assets — current
Working capital	$468	$—

Future income and mining tax assets — non-current
Tax losses	$4,773	$2,220
Property, plant and equipment	2,114	807
Asset retirement obligations	9,661	—
Share issuance costs	3,572	—
Investments	—	42
Other deductible temporary differences	10,540	2
Valuation allowance	(9,758)	(3,071)

	$20,902	$—

Future income and mining tax liabilities — current
Inventory	$(14,960)	$—
Other taxable temporary differences	(2,277)	—

	$(17,237)	$—

Future income tax liabilities — non-current
Property, plant and equipment	$(164,771)	$—
Other taxable temporary differences	(3,795)	—

	$(168,566)	$—

Net future income and mining tax liabilities	$(164,433)	$—

Tax Loss Carry Forwards
At December 31, 2006, the Corporation has the following loss carry forwards available for tax purposes (losses shown by tax jurisdiction and year of expiry).

	Canada	United States
	Non-capital Losses	Operating Losses

2007	$336	$—
2008	907	—
2009	480	—
2010	392	—
2011	—	—
Thereafter	6,753	7,057

	$8,868	$7,057

BLUE PEARL MINING LTD.
Notes to the Consolidated Financial Statements
December 31, 2006 and 2005
(US dollars in thousands, except per share amounts)
The Corporation has $8,215 in capital losses available in Canada that can be carried forward indefinitely but can only apply these losses against future capital gains. A full valuation allowance has been recorded against the potential future income tax assets associated with the Canadian tax loss carry-forwards as their utilization is not considered more likely than not.
7. Long-term Debt
Long-term debt consists of:

	2006	2005

First Lien Senior Secured	$340,000	$—
Second Lien Senior Secured	61,855	—
Equipment loans	9,218	—

	411,073	—

Less: current portion	(77,284)	—

	$333,789	$—

As described in Note 4, the Corporation entered into the first lien senior secured and second lien senior secured loan agreements in connection with the acquisition of Thompson Creek. The assets of TCMC provide collateral for these loans. The first lien senior secured loan requires quarterly principal payments. In addition to the regular principal payments, the Corporation is required to make additional principal payments upon the issuance of equity. This agreement requires additional principal repayments each year if cash flows, as defined in the loan agreement, in the year exceed the ongoing capital and operating requirements, as defined in the loan agreement, of the Corporation. This loan is scheduled to mature on October 26, 2012. This loan bears interest at LIBOR plus 475 basis points. At December 31, 2006, the interest rate was 10.1%.
The second lien senior secured loan has no required principal repayments prior to maturity and matures on April 26, 2013. This loan bears interest at LIBOR plus 1,000 basis points. At December 31, 2006, the interest rate was 15.4%. As described in Note 21, this loan was repaid in March 2007.
Thompson Creek has entered into variable rate loan agreements to finance the purchase of certain mining equipment. The mining equipment is collateral for the loan. Each of these loans requires regular principal repayments and mature no later than 2010. These loans bear interest at LIBOR plus 200 basis points. At December 31, 2006, the interest rate for these loans was 7.4%.
Maturities of long-term debt obligations are as follows:

	Senior	Equipment
	Secured	Loans	Total

Year ending December 31:
2007	$75,000	$2,284	$77,284
2008	75,000	2,353	77,353
2009	75,000	2,423	77,423
2010	50,000	2,158	52,158
2011	35,000	—	35,000
Thereafter	91,855	—	91,855

	$401,855	$9,218	$411,073

BLUE PEARL MINING LTD.
Notes to the Consolidated Financial Statements
December 31, 2006 and 2005
(US dollars in thousands, except per share amounts)
Revolving Credit Line
The First Lien Senior Secured Loan facility includes a $22,500 revolving secured line of credit. The revolving line of credit matures on October 26, 2011 and bears interest at LIBOR plus 475 basis points. At December 31, 2006, the revolving line of credit was unutilized.
8. Severance and Retention
Prior to its acquisition by the Corporation, Thompson Creek established a trust fund in order to fund the future obligations related to an employee severance and retention program. The severance and retention program is based on production at the Thompson Creek mine and is payable at the earliest of June 30, 2012, termination (except for cause) or retirement. The Corporation recorded the fair value of the trust fund and the fair value of the liability to pay the bonus and severance upon the acquisition of Thompson Creek. The Corporation makes ongoing contributions to the trust. The trust funds are classified as restricted cash and totaled $8,081 at December 31, 2006. The liability has been presented as a long-term severance and retention liability and was $8,008 at December 31, 2006.
9. Sales Contract Liability
Prior to the acquisition, TCMC entered into a contract to sell 10% of certain production at the Thompson Creek Mine at an amount that may be less than the then prevailing market price. Deliveries under the contract will commence in 2007 and end in 2011. As part of the allocation of the purchase price of TCMC, the Corporation recorded a liability of $11,175 related to this contract. The Corporation considers this agreement to be a derivative instrument and as such records the estimated fair value at each balance sheet date with the resulting change in fair value being included in the determination of income through the other expense category. At December 31, 2006, the fair value was $11,421 which resulted in an unrealized loss of $246 being included in other expenses for the year.

BLUE PEARL MINING LTD.
Notes to the Consolidated Financial Statements
December 31, 2006 and 2005
(US dollars in thousands, except per share amounts)
10. Shareholders’ Equity
a) Common Shares
A summary of common share transactions is as follows:

	Number of
	Common Shares
	(000’s)	Amount

At December 31, 2004	23,259	$3,394
Private placements	19,410	9,341
Less: share issue costs	—	(983)
Options exercised	410	115

At December 31, 2005	43,079	11,867
Private placements	1,585	2,921
Equity issue	49,087	203,050
Less: share issue costs	—	(11,647)
Warrants exercised	5,547	4,093
Options exercised	1,230	573

At December 31, 2006	100,528	$210,857

In February 2006, the Corporation closed a private placement of 500,000 non-flow-through purchase receipts at a price of Cdn$0.80 per unit for gross proceeds of $356. Each unit consists of one common share, one “A” warrant and 0.4 of one “B” warrant. Each whole “A” warrant entitles the holder to purchase one common share at a price of Cdn$1.00 and each whole “B” warrant entitles the holder to purchase one common share at a price of Cdn$0.80 for two years from the closing of the private placement.
In April 2006, the Corporation closed a private placement of 1,085,000 flow-through common shares priced at Cdn$2.85 per share for gross proceeds of $2,749. Blue Pearl also issued compensation warrants entitling the agents to purchase 76,000 common shares at Cdn$2.85 per share until April 5, 2008.
On October 26, 2006, in connection with the acquisition of Thompson Creek, the Corporation issued 41,860,000 common shares and 20,930,000 warrants for net proceeds of $191,877. Additionally, the Corporation issued 7,227,182 common shares and 3,613,591 warrants to a former shareholder of Thompson Creek for gross proceeds of $35,352. The warrants entitle the holder to purchase one common share at a price of Cdn $9.00 until October 23, 2011.
In March 2005, the Corporation closed a brokered private placement of 13,834,000 common shares at Cdn$0.60, and 3,077,000 flow-through common shares at Cdn$0.65 for total gross proceeds of $8,502. Each non-flow through unit consists of one common share and one-half of a common share purchase warrant. Each whole warrant is exercisable into one common share at a price of Cdn$0.70 per share. The warrants issued in the private placement have been valued at $380. The agents of the offering were paid a cash commission of 7% of the gross proceeds and were granted 1,690,000 agents’ warrants which are exercisable into common share under the same terms as the warrants attached to the non-flow through units. The agents’ warrants have been valued at $247, and are included as part of share issue costs. These warrants and agents’ warrants expired on March 22, 2007.

BLUE PEARL MINING LTD.
Notes to the Consolidated Financial Statements
December 31, 2006 and 2005
(US dollars in thousands, except per share amounts)
In August 2005 the Corporation closed a brokered private placement of 2,500,000 units at Cdn$0.60 per unit for proceeds of $1,238. Each unit is comprised of one common share and one-half of a common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one common share at a price of Cdn$0.70 until March 22, 2007.
b) Warrants
A summary of the transactions in the warrants account is as follows:

	Number of
	Warrants
	(000’s)	Amount

At December 31, 2004	—	$—
Private placements (i)	9,858	646

At December 31, 2005	9,858	646
Private placement (ii)	700	184
Agent compensation warrants (iii)	76	110
Issuance (iv)	24,543	37,064
Issue costs	—	(1,989)
Exercise of warrants	(5,547)	(570)

At December 31, 2006	29,630	$35,445

i.	The warrants issued in March 2005 have been valued at $380. The agent’s warrants issued in March 2005 have been valued at $247. The warrants issued in August 2005 have been valued at $19. In determining the value of the warrants, a Black-Scholes option pricing model has been used with the following weighted average assumptions: dividend yield of 0%; expected volatility of 40%; risk-free interest rate of 3.05%; and, expected life of 12 months.

ii.	The Corporation determined the amount to be allocated based on the pro rata allocation of the fair value of the common shares issued and the estimated fair value of the warrants based on the Black-Scholes model.

iii.	The Corporation determined the fair value of the agents’ warrants offered to the agents in connection with the April 2006 private placement as compensation by the Black-Scholes model. The assumptions used to determine the fair value included an expected life of 14 months, expected volatility of 128%, risk free interest rate of 4.31% and an expected dividend of 0%.

iv.	The Corporation determined the amount to be allocated based on the pro rata allocation of the fair value of the common shares issued and the estimated fair value of the warrants based on the Black-Scholes model. The assumptions used in determining the fair value of the warrants included an expected life of 5 years, expected volatility of 45.8%, risk free interest rate of 4.02% and an expected dividend of 0%.

BLUE PEARL MINING LTD.
Notes to the Consolidated Financial Statements
December 31, 2006 and 2005
(US dollars in thousands, except per share amounts)
c) Contributed surplus and stock-based compensation

Amount
At December 31, 2004	$19
Options granted	403
Options exercised	—

At December 31, 2005	422
Options granted	14,619
Options exercised	(88)

At December 31, 2006	$14,953

The Corporation uses the fair value method of accounting and recognized an expense of $14,547 (2005 —$434) for its stock-based compensation plan.
The fair value of the 310,000 options granted in 2006 prior to the acquisition of Thompson Creek was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

Expected life:	2 years

Risk free interest rate	3.83%
Expected volatility	128%
Dividend yield	0.0%
The Corporation issued 6,475,000 stock options in November and December 2006 subsequent to the acquisition of Thompson Creek. The Corporation determined that its historic volatility was based on being an exploration company instead of the operating company it became upon the acquisition of Thompson Creek. For its grants in November and December, the Corporation used an expected volatility that was determined using an operating mining company peer group average. As required, the Corporation has used the contractual life of the stock options in determining the fair value in the absence of reliable evidence to support a shorter useful life. 90,000 of the 6,475,000 options granted have a contractual life of one year.
The fair value of the option grants made subsequent to the acquisition of Thompson Creek were estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

Expected life:	1 year	5 years

Risk free interest rate	3.99%	3.93%
Expected volatility	52.6%	45.4%
Dividend yield	0.0%	0.0%

BLUE PEARL MINING LTD.
Notes to the Consolidated Financial Statements
December 31, 2006 and 2005
(US dollars in thousands, except per share amounts)
A summary of changes in the outstanding stock options is as follows:

	Options	Weighted-average
	Outstanding	Exercise Price
	(000’s)	(Cdn$)

At December 31, 2004	1,160	$0.29
Granted	3,346	0.63
Exercised	(410)	0.34

At December 31, 2005	4,096	0.57
Granted	6,785	7.25
Exercised	(1,230)	0.44

At December 31, 2006	9,651	$5.28

The following table summarizes information about the options outstanding at December 31, 2006:

	Options	Contractual	Options
Exercise Price	Outstanding	Life	Exercisable
(Cdn$)	(000’s)	(years)	(000’s)

$0.70	740	3.34	740
$0.60	2,076	3.61	2,076
$0.73	50	3.82	50
$2.94	310	4.21	310
$7.42	6,225	4.86	4,258
$8.29	250	4.92	83

	9,651		7,517

BLUE PEARL MINING LTD.
Notes to the Consolidated Financial Statements
December 31, 2006 and 2005
(US dollars in thousands, except per share amounts)
11. Joint Venture
Endako Molybdenum Mine Joint Venture is an unincorporated joint venture in which the Corporation has a 75% interest. The Corporation acquired its interest in this joint venture as part of its acquisition of Thompson Creek.
The following is a summary of the Corporation’s 75% pro-rata share of the assets, liabilities, revenue, expenses, net earnings and cash flows of the joint venture.

Assets
Current assets	$58,873
Property, plant and equipment, net	$138,764
Other long-term assets	$24,866
Liabilities
Current liabilities	$23,324
Other liabilities	$58,444
Revenue	$42,275
Cost of sales	$35,097
Net earnings	$1,739
Cash flows
Operating	$10,200
Investing	$(160)
Financing	$—
12. Supplementary Cash Flow Information

	2006	2005

Change in non-cash working capital
Accounts receivable	$(1,138)	$(218)
Product inventory	65,421	—
Material and supplies inventory	766	—
Prepaid expenses	(1,447)	(52)
Income taxes recoverable	968	—
Accounts payable and accrued liabilities	22,802	1,228
Income taxes payable	19,762	—

	$107,134	$958

Cash interest paid	$1,408	$—
Cash income taxes paid	$2,500	$—

Cash and cash equivalents is comprised of:

Cash	$28,536	$6,915
Cash equivalents	69,523	—

	$98,059	$6,915

BLUE PEARL MINING LTD.
Notes to the Consolidated Financial Statements
December 31, 2006 and 2005
(US dollars in thousands, except per share amounts)
13. Other Income and Expenses

	2006	2005

Gains on foreign currency	$(2,232)	$—
Unrealized derivative loss	660	—
Management fees	(176)	—
Other	701	35

	$(1,047)	$35

14. Related Party Transactions
Under the Endako joint venture agreement, all production from Endako is sold by the joint venture partners, acting as agents for the joint venture. Consolidated sales to Sojitz Moly Resources, (“Sojitz”) one of the venturers in the Endako joint venture were approximately $21,106 for the year ended December 31, 2006. Sojitz is paid a 1% commission on all sales from Endako.
Office administration fees of $287 (2005 - $245) were incurred from Glencairn Gold Corporation, a company related through certain common directors and management, for rent and various office services provided by it. Included in accounts payable at December 31, 2006 is $31 (2005 - $24) owing to this company.
15. Derivative Instruments
The Corporation enters into forward currency contracts in order to reduce the impact of certain foreign currency fluctuations related to the operations of Endako. The forward currency contracts provide protection to the Corporation from fluctuations in the Canadian dollar. The terms of the contracts are less than one year. As of December 31, 2006, the Corporation had open forward currency contracts with a total commitment to purchase Cdn$22,631 at an average rate of US$0.89. As a result of these forward contracts not qualifying for hedge accounting, the Corporation recognizes all derivative instruments on the balance sheet at their fair values, a liability of approximately $571 at December 31, 2006, and changes in fair value are recognized immediately in earnings. The Corporation recognized a loss of approximately $670 due to recording the forward contracts at fair value on December 31, 2006. This loss is recorded in other income and expenses.
The Corporation has entered in an agreement with Sojitz in which the Corporation will sell to Sojitz up to 10% of certain production from the Thompson Creek Mine. The price to be paid by Sojitz will vary depending on the production costs and the current market price of molybdenum. The Corporation expects to sell molybdenum to Sojitz from 2007 to 2011 under the terms of this agreement. The Corporation recorded $11,175 as the fair value of this agreement upon the acquisition of Thompson Creek. At December 31, 2006, $11,421 has been reported as a sales contract liability related to this agreement (see Note 9).
16. Retirement Savings Plans
The Corporation’s 401(k) Savings Plan (the “Plan”) is a defined contribution plan and covers all US employees based at TCMC. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended, and Section 401(k) of the Internal Revenue Code.
The assets of the Plan are held and the related investment transactions are executed by the Plan’s trustee.

BLUE PEARL MINING LTD.
Notes to the Consolidated Financial Statements
December 31, 2006 and 2005
(US dollars in thousands, except per share amounts)
Participants in the Plan have numerous investment alternatives in which to place their funds. Administrative fees, including accounting and attorney fees, are paid by the Corporation on behalf of the Plan. The Corporation may make contributions to the Plan at its sole discretion. The Corporation contributed approximately $169 to the Plan for the year ended December 31, 2006.
Endako maintains a defined contribution plan (the “Endako Plan”) covering all of its employees. The assets of the Endako Plan are held and the related investment transactions are executed by the Endako Plan’s trustee. Administrative fees, including any accounting and legal fees are paid by Endako on behalf of the Endako Plan. For the year ended December 31, 2006, Endako contributed $97 to the Endako Plan and the Corporation has recorded its proportionate share of such contribution.
17. Asset Retirement Obligation
Minimum standards for mine reclamation have been established by federal, state and provincial government agencies.
The following is a summary of the Corporation’s mine closure and reclamation liabilities for TCM, Endako, and the Davidson Project:

	Thompson		Davidson
	Creek	Endako	Project	Total
At December 31, 2004	$—	$—	$—	$—
Increase in liability due to development	—	—	193	193
Accretion expense	—	—	—	—

At December 31, 2005	—	—	193	193
Acquisition (Note 4)	20,684	4,967	—	25,651
Accretion	245	69	12	326
Currency exchange	—	(172)	(6)	(178)

At December 31, 2006	$20,929	$4,864	$199	$25,992

The Corporation is not aware of any material non-compliance with environmental laws and regulations. The exact nature of environmental issues and costs, if any, which the Corporation may encounter in the future cannot be predicted, primarily because of the changing character of environmental requirements that may be enacted by governmental agencies.
As part of the TCMC acquisition, the Corporation acquired a Mine Reclamation Insurance Policy. The program will provide the Corporation with an aggregate limit of $35,000 for the reclamation of the Thompson Creek property including $18,481 of deposits recorded as reclamation deposits at December 31, 2006. The aggregate limit will be reduced as the policy is used to pay actual reclamation costs incurred. This risk transfer benefit will respond in the event that the actual cost of reclamation exceeds the current anticipated reclamation cost estimate due to unexpected conditions or changes in regulatory requirements. As of December 31, 2006, the Corporation estimates that the non-discounted inflation-adjusted reclamation cost of the Thompson Creek mine will total $29,332. The policy term is for 20 years, expiring July 31, 2022. The Corporation will pay the final annual installment premium in the amount of $1,644 on July 30, 2007. The ultimate reclamation costs have been discounted using a rate of 6.9% which reflects their funding arrangements.

BLUE PEARL MINING LTD.
Notes to the Consolidated Financial Statements
December 31, 2006 and 2005
(US dollars in thousands, except per share amounts)
As part of the TCMC acquisition, the Corporation acquired a reclamation and closure plan for Endako that has been approved by the British Columbia Ministry of Energy and Mines “MEM”. The MEM requires a reclamation bond of $5,681 of which the Corporation’s proportionate share is $4,261. This amount was fully funded prior to the acquisition of TCMC by the Corporation and is reflected in the reclamation deposit. The ultimate reclamation costs have been discounted using a rate of 6.6% which reflects their funding arrangements.
The Davidson Project is under development. Future undiscounted cash obligations, estimated by management to be approximately $263, which will be incurred after the mine closes, have resulted from the disturbance to the site caused by development activities. The estimated cash flows were discounted using a rate of 6.5% which reflects its funding arrangements.
It is possible the Corporation’s estimate of its ultimate reclamation, site restoration and closure liability could change due to possible changes in laws and regulations and changes in cost estimates. As part of the acquisition of Thompson Creek, the Corporation acquired an insurance policy for financial assurance of the mine reclamation activities.

BLUE PEARL MINING LTD.
Notes to the Consolidated Financial Statements
December 31, 2006 and 2005
(US dollars in thousands, except per share amounts)
18. Segment Information
The Corporation operates in a single industry segment — the mining, milling, roasting and sale of molybdenum products. Geographic segment information for the year ended and at December 31, 2006 is comprised of the following:

	US	Canadian
	Operations	Operations	Corporate	Total

Revenues
Molybdenum sales	$105,401	$42,275	$—	$147,676
Tolling and calcining	3,167	—	—	3,167

	108,568	42,275	—	150,843

Cost of sales
Operating expenses	106,314	32,801	—	139,115
Selling and marketing	397	842	—	1,239
Depreciation and depletion	3,259	1,450	9	4,718
Accretion	11	4	12	27

	109,981	35,097	21	145,099

Income (loss) from mining operations	$(1,413)	$7,178	(21)	5,744

Other (income) expense
General and administrative			4,568	4,568
Exploration and development			8,635	8,635
Interest and finance fees			9,139	9,139
Stock-based compensation			14,547	14,547
Interest income			(1,183)	(1,183)
Other			(1,047)	(1,047)

			34,659	34,659

Loss before income taxes			(34,680)	(28,915)

Income and mining taxes (recoverable)
Current			23,133	23,133
Future			(31,405)	(31,405)

			(8,272)	(8,272)

Net loss			$(26,408)	$(20,643)

Capital expenditures	$3,896	$160	$458	$4,514

Assets	$654,074	$222,503	$59,167	$935,744

Liabilities	$217,626	$81,768	$412,299	$711,693
Comparative information for December 31, 2005 is not provided as the Corporation had no operations in 2005, except for exploration costs related to the Davidson Project.

BLUE PEARL MINING LTD.
Notes to the Consolidated Financial Statements
December 31, 2006 and 2005
(US dollars in thousands, except per share amounts)
19. Fair Value of Financial Instruments
The Corporation continually monitors its positions with, and the credit quality of, the financial institutions it invests with. As of the balance sheet date, and periodically throughout the year, the Corporation has maintained balances in various operating accounts in excess of federally insured limits.
The Corporation controls credit risk related to accounts receivable through credit approvals, credit limits, and monitoring procedures. Concentration of credit risk with respect to accounts receivable are limited because the Corporation’s customer base includes a large number of geographically diverse customers, thus spreading the trade credit risk. Management considers the credit of each individual customer, including payment history and other factors. At December 31, 2006 and 2005 management of the Corporation determined that no allowance for doubtful accounts was necessary.
The Corporation does not acquire, hold or issue financial instruments for trading or speculative purposes. Financial instruments are used to manage certain market risks resulting from fluctuations in foreign currency exchange rates. On a limited basis the Corporation enters into forward contracts for the purchase of Canadian dollars.
The carrying amounts of financial instruments including cash and cash equivalents, restricted cash, receivables, accounts payable and variable rate debt approximate fair value as of December 31, 2006 and 2005. The fair value of investments is determined using quoted market prices for those securities.
20. Commitments and Contingencies
The Langeloth facility’s air emissions permit expired on December 31, 2006. The renewal application was submitted in March 2006 and no new variances are expected to the permit. The Langeloth facility has a water treatment plant to control heavy metals to comply with water discharge regulations. Renewal for this permit was applied for in 1992 and is still pending. The facility is operating under the existing permit and the regulators have been performing inspections and are aware of the permit issue.
The Corporation has entered into agreements to purchase molybdenum in 2007. The Corporation expects it will purchase approximately 10.4 million pounds of molybdenum under these agreements.
As outlined in Note 4, the Corporation may be required to pay additional amounts to the vendors of TCMC in 2008, 2009 and 2010. The total payment will not exceed $125,000.
In addition to the scheduled principal payments, under the circumstances described in Note 7, the Corporation may be required to make additional principal payments to the holders of the first lien senior secured loan each year if cash flows, as defined in the loan agreement, in the year exceed the ongoing capital and operating requirements, as defined in the loan agreement, of the Corporation.
As described in Note 9 and further described in Note 15, the Corporation has committed to sell a certain amount of production to Sojitz at a defined price that may be less than market.
As described in Note 15, the Corporation has entered into commitments to buy Canadian dollars at an established exchange rate.

BLUE PEARL MINING LTD.
Notes to the Consolidated Financial Statements
December 31, 2006 and 2005
(US dollars in thousands, except per share amounts)
21. Subsequent event
On March 15, 2007, the second lien senior secured loan outstanding principal of $61,855 was prepaid in full. The prepayment required the Corporation to pay a prepayment premium of $2,474. The prepayment penalty will be recorded as an expense in 2007.